13011476

SEC Mail Processing Section
JUL 15 2013
Washington DC
401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67489

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/12 (MM/DD/YY) AND ENDING 05/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VRA Partners, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3630 Peachtree Road, NE, Suite 1000
(No. and Street)

Atlanta	Georgia	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Douglas J. McCartney 404-835-1006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windham Brannon, P.C.
(Name – *if individual, state last, first, middle name*)

3630 Peachtree Road, NE, Suite 600	Atlanta	Georgia	30326
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 15 2013
14 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas J. McCartney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VRA Partners, LLC, as of May 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STEPHANIE LOCKE
MY COMMISSION EXPIRES
NOTARY
PUBLIC
APRIL 2, 2016
COBB COUNTY, GEORGIA

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VRA Partners, LLC

Financial Statements
with Supplementary Information

May 31, 2013 and 2012

VRA Partners, LLC

Table of Contents
May 31, 2013 and 2012

WINDHAM·BRANNON

INDEPENDENT AUDITOR'S REPORT

To The Managing Directors and Members of VRA Partners, LLC

We have audited the accompanying statement of financial condition of **VRA Partners, LLC** (the Company or VRA Partners), which comprise the balance sheet as of **May 31, 2013**, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VRA Partners, LLC as of May 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

Other Matter
The financial statements of VRA Partners, LLC for the year ended May 31, 2012, were audited by another auditor who expressed an unqualified opinion on those statements on July 25, 2012.

Windham Brannon P.C.
Certified Public Accountants

July 2, 2013

VRA Partners, LLC

Statements of Financial Condition
May 31, 2013 and 2012

	2013	2012
Assets		
Cash	$ 2,478,701	$ 4,847,158
Accounts receivable	24,312	926
Prepaid expenses and other assets	132,053	69,810
Deposits	71,892	71,892
Notes receivable, net of allowance of $90,000 and $90,000, respectively	225,000	230,000
Property, furniture and equipment, net	151,269	147,825
Total assets	$ 3,083,227	$ 5,367,611
Liabilities and members' equity		
Liabilities		
Accounts payable	$ 24,831	$ 15,300
Accrued expenses	22,821	84,928
Deferred revenue	312,222	205,000
Deferred rent	356,380	344,729
Total liabilities	716,254	649,957
Members' equity		
Series A contingently redeemable preferred units (no par value; 120 units authorized, 19 and 54.333 units issued and outstanding, respectively)	475,000	1,358,333
Common units, no par value; 650,000 units authorized, 535,750 units issued and outstanding	-	-
Retained earnings	1,891,973	3,359,321
Total members' equity	2,366,973	4,717,654
Total liabilities and members' equity	$ 3,083,227	$ 5,367,611

The accompanying notes are an integral part of these financial statements.

VRA Partners, LLC

Statements of Income
For the Years Ended May 31, 2013 and 2012

	2013	2012
Revenue		
Merger and acquistion fees	**$ 8,031,316**	$ 5,933,039
Capital placement fees	**75,000**	633,750
Financial advisory fees	**67,500**	240,000
Reimbursed expenses	**90,278**	133,656
Total revenue	**$ 8,264,094**	$ 6,940,445
Operating expenses		
Employee compensation and benefits	**7,637,708**	2,991,432
Rent	**144,629**	149,619
Travel	**240,663**	170,736
Advertising	**20,562**	54,090
Insurance	**71,251**	73,063
Depreciation and amortization	**52,576**	33,813
Provision for credit losses	**-**	90,000
(Gain) loss on disposal of property and equipment	**(2)**	14,777
Other operating expenses	**666,913**	494,358
Total operating expenses	**8,834,300**	4,071,888
Operating (loss) income	**(570,206)**	2,868,557
Other income		
Interest and dividend income	**18,511**	14,975
Other revenue	**111**	-
Total other income	**18,622**	14,975
Net (loss) income	**$ (551,584)**	$ 2,883,532

The accompanying notes are an integral part of these financial statements.

VRA Partners, LLC

Statements of Members' Equity
For the Years Ended May 31, 2013 and 2012

	Series A Preferred		Common		Additional Paid-in	Retained	Total Members'
	Units	Amount	Units	Amount	Capital	Earnings	Equity
Balance, May 31, 2011	80	$ 1,987,527	535,750	$ -	$ -	$ 821,075	$ 2,808,602
Accretion of Series A preferred units	-	12,474	-	-	-	(12,474)	-
Dividends declared on Series A preferred units	-	-	-	-	-	(132,812)	(132,812)
Tax distributions to unit holders	-	-	-	-	-	(200,000)	(200,000)
Redemption of Series A preferred units	(25.667)	(641,668)	-	-	-	-	(641,668)
Net income	-	-	-	-	-	2,883,532	2,883,532
Balance, May 31, 2012	54.333	$ 1,358,333	535,750	$ -	$ -	$ 3,359,321	$ 4,717,654
Dividends declared on Series A preferred units	-	-	-	-	-	(107,145)	(107,145)
Tax distributions to unit holders	-	-	-	-	-	(808,619)	(808,619)
Redemption of Series A preferred units	(35.333)	(883,333)	-	-	-	-	(883,333)
Net loss	-	-	-	-	-	(551,584)	(551,584)
Balance, May 31, 2013	**19.000**	**$ 475,000**	**535,750**	**$ -**	**$ -**	**$ 1,891,973**	**$ 2,366,973**

The accompanying notes are an integral part of these financial statements.

VRA Partners, LLC

Statements of Cash Flows
For the Years Ended May 31, 2013 and 2012

	2013	2012
Cash flows from operating activities		
Net (loss) income	$ (551,584)	$ 2,883,532
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:		
Depreciation and amortization	52,576	33,813
Deferred rent adjustment	11,651	128,167
(Gain) Loss on disposal of property and equipment	(2)	14,777
Provision for losses on notes receivable	-	90,000
Changes in:		
Accounts receivable	(23,386)	37,597
Prepaid expenses and other assets	(62,242)	(15,898)
Notes receivable	-	(200,000)
Accounts payable	9,532	9,524
Accrued expenses	(62,107)	47,128
Deferred revenue	107,222	(115,000)
Net cash (used in) provided by operating activities	(518,340)	2,913,640
		-
Cash flows from investing activities		
Acquisition of property and equipment	(57,406)	(38,682)
Principal payment received on notes receivable	5,000	-
Proceeds from disposal of property and equipment	1,386	1,702
Net cash used in investing activities	(51,020)	(36,980)
Cash flows from financing activities		
Dividend payments	(107,145)	(182,812)
Redemption of Series A preferred units	(883,333)	(641,668)
Tax distributions to unit holders	(808,619)	(200,000)
Net cash used in financing activities	(1,799,097)	(1,024,480)
Net (decrease) increase in cash	(2,368,457)	1,852,180
Cash, beginning of year	4,847,158	2,994,978
Cash, end of year	$ 2,478,701	$ 4,847,158
Supplemental cash flow disclosure		
Accretion of Series A preferred units to their redemption value	$ -	$ 12,474

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

VRA Partners, LLC, a limited liability company, (the Company or VRA Partners) was formed in the State of Georgia on June 1, 2006. The Company is a registered broker-dealer focused on providing merger and acquisition services to middle-market companies and private equity firms. VRA Partners also assists companies with raising capital for growth, acquisitions, recapitalizations, going-private and management buy-out transactions, as well as provides fairness opinions, valuations, and strategic advisory services. The Company became a broker-dealer registered with the Securities and Exchange Commission (SEC) on May 18, 2007 and is a member of the Financial Industry Regulatory Authority (FINRA).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition and Deferred Revenue

The Company earns revenue through various investment banking activities primarily as an advisor in mergers and acquisitions and similar transactions. Private placement fees are earned at the time the private placement is completed and the related fee is reasonably determinable. Merger and acquisition fees and other advisory service revenues are generally earned and recognized only upon successful completion of the engagement. Certain of the Company's engagements are structured with an up-front, non-refundable retainer. As the client has an expectation of an ongoing service arrangement until the completion of the engagement, the Company has determined that the retainer should be deferred and amortized over the estimated engagement period, if estimable. If the engagement period cannot be estimated, the Company defers the entire amount of the retainer until such time as the engagement is complete or the engagement period can be estimated. Any changes in the estimated service period would be accounted for as a change in estimate, and the remaining deferred revenue would be recognized over the remaining period. Should an engagement end sooner than estimated, any remaining deferred revenue is recognized as revenue at that time. For the year ended May 31, 2013, the Company had two clients who accounted for approximately 85% of revenues. For the year ended May 31, 2012, the Company had three clients who accounted for approximately 61% of revenues.

Revenue also includes reimbursements of travel and out-of-pocket expenses which is recognized when the underlying costs are incurred.

Deferred Rent

Deferred rent represents the sum of unamortized lease inducements and the cumulative difference between rent expense recognized on the straight-line method and actual rent paid.

Cash

Cash represents interest and non-interest bearing deposits in banks and cash invested in short-term securities which have original maturities of less than 90 days. From time to time, balances in interest bearing accounts may exceed federally insured limits.

Accounts and Notes Receivable

Accounts receivable are due from clients mainly for providing financial advisory services, including raising capital and assisting companies with mergers and acquisitions, and are stated at the amount the Company expects to collect and do not bear interest. The collectability of accounts receivable balances is regularly evaluated based on a combination of factors such as client credit-worthiness, past transaction history with the client, current economic and industry trends, and changes in client payment terms. If it is determined that a client will be unable to fully meet its financial obligation, such as in the case of a bankruptcy filing or other material event impacting its business, a specific reserve for bad debt is recorded to reduce the related receivable to the amount expected to be recovered. As of May 31, 2013 and 2012, management does not believe that an allowance for doubtful accounts is necessary.

The Company's notes receivable balance is comprised of notes the Company received as compensation for transaction fees and are recorded at the outstanding principal balance. An allowance for credit losses is recorded based on the Company's best estimate of the amount of probable credit losses on outstanding principal balances. The Company considers the need for an allowance based upon numerous factors including past transaction history with customers, their credit worthiness, and other available information (see Note 3).

Property, Furniture and Equipment

Property and equipment are stated at cost. Depreciation and amortization on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets or the remaining life of the lease for leasehold improvements, if shorter. The estimated useful lives of property and equipment range from three to seven years. Expenditures for maintenance are charged to expense as incurred. The cost of property sold or otherwise disposed of, and the accumulated depreciation and amortization thereon are eliminated from the property and reserve accounts, and gains and losses are reflected within the statements of operations.

Contingently Redeemable Series A Preferred Units

During fiscal year 2007, the Company issued 120 contingently redeemable Series A preferred units for $3,000,000. As more fully described in Note 5, the Series A preferred units are contingently redeemable at the option of the holders on or after the fifth anniversary of the issuance of the Series A preferred units. During fiscal year 2012, the date at which the Series A preferred units were contingently redeemable was extended three years. The carrying value of contingently redeemable Series A preferred units is increased by periodic accretion to account for issuance costs and the allocation of proceeds to the common unit warrants. These increases are effected through charges against retained earnings.

Advertising Expense

The Company expenses all advertising costs as incurred. Advertising costs were $20,562 and $54,090 for the years ended May 31, 2013 and 2012, respectively.

Income Taxes

The Company is a limited liability company and, as such, its earnings and income taxes flow through directly to the members. Differences exist in the book and tax basis of assets and liabilities, primarily related to differences in revenue recognition policies for financial reporting and for tax purposes.

Management of the Company considers the likelihood of changes by taxing authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in its filed income tax returns that require disclosure in the accompanying financial statements. The Company's income tax returns for the past three years are subject to examination by tax authorities, and may change upon examination.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date of issuance.

2. Related Party Transactions

As of May 31, 2013, three investors holding the Company's Series A Preferred Units were partners at a law firm (the Firm). The Firm provided legal services related to the amendments to the Company's operating agreements. The Company paid $4,455 to the Firm for the year ended May 31, 2012. There were no amounts paid to the Firm for the year ended May 31, 2013.

3. Notes Receivable

In connection with a private placement engagement, the Company received a fee which included a $125,000 note receivable. The note provided for monthly interest to accrue at a fixed rate of 10% per annum with principal due in January 2011. The note was subsequently amended in March 2011 to extend the monthly 10% interest payments and maturity date to November 2011. The Company received a payment of $5,000 of the principal on the note in March 2011. In August 2011, the note was further amended to extend the maturity date indefinitely. Due to the uncertain nature of collectability, the Company recorded a provision for losses on the note of $90,000 during the year ended May 31, 2012. In July 2012, the Company collected $5,000 of the principal balance on the note. As of May 31, 2013, the balance of the note receivable was $25,000.

During the year ended May 31, 2012, the Company received a fee for a merger and acquisition transaction which included a $400,000 note receivable to be paid in equal installments in conjunction with the transactions two escrow account release dates in April 2012 and October 2012. The note provided for no interest payments. The Company collected $200,000 on the note receivable in May 2012. As of May 31, 2013 the second escrow account had not been released and the balance of the note receivable was $200,000. No provision for losses was recorded related to the note.

4. Property, Furniture and Equipment

Property, furniture and equipment consists of the following at May 31 2013 and 2012:

	2013	2012
Office equipment	$ **245,642**	$ 189,972
Furniture and fixtures	**123,186**	123,185
Leasehold improvements	**31,432**	31,432
	400,260	344,589
Less: Accumulated depreciation	**(248,991)**	(196,764)
	$ **151,269**	$ 147,825

5. Deferred Rent and Rentals Under Operating Leases

In July 2010, the Company executed a nonrenewable lease agreement for office space with an effective date of October 15, 2010 and a 90-month term. The lease agreement provided for a tenant allowance, which the Company utilized to purchase $46,367 of leasehold improvements, $88,090 of furniture and fixtures, and $1,489 of office equipment. Additionally, the lease agreement provided for a free rental period commencing on October 15, 2010 through

October 15, 2012. At such time, the Company began making lease payments, which will escalate at 2.5% per annum through the expiration of the lease agreement in April 2018.

The Company recognizes rent expense on a straight-line basis over the lease term. Rent expense under operating leases was $144,630 and $149,619 for the years ended May 31, 2013 and 2012, respectively. The future minimum lease payments of non-cancelable operating leases at May 31, 2013 is as follows:

Year	Amount
2014	$ 201,018
2015	205,826
2016	208,346
2017	206,149
2018	184,077
	$ 1,005,416

6. Contingently Redeemable Series A Preferred Units and Common Stock Warrants

During fiscal year 2007, the Company issued 120 contingently redeemable Series A preferred units (Series A Preferred Units) at $25,000 per unit for gross proceeds of $3,000,000.

Redemption Feature

Subsequent to the fifth anniversary date of the initial issuance of the Series A Preferred Units, the holders had the right to redeem the outstanding Series A Preferred Units at an amount equal to the preferred unit holders' unrecovered capital contributions plus accrued and unpaid preferred returns through the redemption date. Prior to the fifth anniversary date of the issuance of the preferred units, the Company had the right to redeem the Series A Preferred Units at its election at an amount equal to the preferred unit holders' unrecovered capital contributions plus accrued and unpaid preferred returns through the redemption date. In February 2011, the Company redeemed 40 Series A Preferred Units at $25,000 per unit for $1,000,000. In August 2011, the Company redeemed 22.667 Series A Preferred Units at $25,000 per unit for $566,668. In October 2011, the Company redeemed 3 Series A Preferred Units at $25,000 per unit for $75,000. In March 2013, the Company redeemed 35.333 Series A Preferred Units at $25,000 per unit for $883,333.

Dividends

Holders of the Series A Preferred Units are entitled to receive a preferred return of 8% per unit per annum. In August 2011, the Company amended its operating agreement to entitle unit holders a preferred return of 9% per unit per annum. The preferred return is payable in cash or in

kind at the discretion of the Board of Members. Such dividends accrue whether or not they have been declared and whether or not there are profits, surplus, or other funds of the Company legally available for payment of dividends. For the years ended May 31, 2013 and 2012, the Company paid $107,145 and $182,812 in dividends, respectively.

Warrants

The Company has issued common stock warrants (Warrants) to the holders that purchased the Series A Preferred Units from the Company. Each warrant entitles the holder to purchase 1,250 shares of common units from the Company for $0.01 per unit. As of May 31, 2013 and 2012, there were a total of 120 warrants issued and outstanding to purchase 150,000 common units; these warrants are exercisable immediately and expire ten years after the issuance. There were no warrants exercised during the years ended May 31, 2013 and 2012.

Summary of Certain Preferred Stock and Warrant Accounting

Gross proceeds from the issuance of the Series A Preferred Units of $3,000,000 was reduced by a total of $181,732, including $142,010 representing the value allocated to the Warrants and $39,722 representing issuance costs. The gross proceeds were allocated between the Series A Preferred Units and the Warrants based on the relative fair values of each. The Company used the Black-Scholes-Merton formula to estimate the calculated value of its Warrants with the following assumptions: (a) volatility of 33.97%, (b) expected term of ten years, (c) dividend yield of 0.0%, and (d) a risk free rate of 4.74%. The Company does not have a history of unit trades that would allow them to determine the volatility of their units nor do they have market comparable companies that could be used as a surrogate. Therefore, the volatility assumption used in the Black-Scholes-Merton formula was based on the Investment Services Small Cap Index. The Company calculated the volatility of that index using the daily closing total returns for that index for ten years immediately prior to the date of the issuance of the warrants. The expected term of the Warrants represents the period of time the Warrants are expected to be outstanding. The dividend yield is an estimate of the expected dividend yield on the Company's common units. The risk-free rate is based on U.S. Treasury yields in effect at the time of issuance of the Warrants and the related term outstanding. The Company accretes the carrying value of the Series A Preferred Units to the estimated redemption price over the estimable period in which the Series A Preferred Units will be outstanding. The accretion for the years ended May 31, 2013 and 2012 was $0 and $12,474, respectively, and was charged to additional paid-in capital and/or retained earnings. The Series A Preferred Units were fully accreted to the estimated redemption price as of May 31, 2013.

7. Benefit Plan

On January 1, 2007, the Company adopted a contributory, defined contribution 401(k) profit sharing plan for all eligible full-time employees with at least three consecutive months of service and over the age of 21. The Company may make matching contributions equal to 4% of employee's annual wages. Participants are immediately vested in their voluntary contributions,

employer contributions, and earnings thereon. The Company made contributions of $94,288 and $68,971 to the Plan for the years ended May 31, 2013 and 2012, respectively.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed 15 to one. Net capital and the net capital ratio fluctuate on a daily basis. At May 31, 2013, the ratio of aggregate indebtedness to net capital was .45 to one, and net capital was $1,605,862, which was $1,505,862 more than required.

Supplementary Information

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

To The Managing Directors and Members of
VRA Partners, LLC

We have audited the financial statements of VRA Partners, LLC as of and for the year ended May 31, 2013, and have issued our report thereon dated July 2, 2013, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The computation of net capital, reconciliation of members' equity, reconciliation of net capital, computation of aggregate indebtedness, and computation for determination of reserve requirements at May 31, 2013, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Windham Brannon P.C.

Certified Public Accountants

July 2, 2013

3630 Peachtree Road NE, Suite 600, Atlanta, GA 30326 404.898.2000 | windhambrannon.com

VRA Partners, LLC

Supplementary Information
May 31, 2013

Computation of Net Capital		
Members' equity, May 31, 2013	$	2,366,973
Less non-allowable assets		(761,111)
Net capital	$	1,605,862
Reconciliation of Members' Equity		
Members' equity, Form 17A-5, Part IIA	$	2,366,973
Audited financial statement adjustments		-
Members' equity per audited financial statements	$	2,366,973
Reconciliation of Net Capital		
Net capital, Form 17A-5, Part IIA	$	1,605,862
Audited financial statement adjustments to non-allowable assets		-
Net capital per audited financial statements	$	1,605,862
Computation of Aggregate Indebtedness as Defined Under Rule 15c3-1		
Accounts payable and other liabilities	$	716,254
Total aggregate indebtedness	$	716,254
Ratio of aggregate indebtedness to net capital		.45 to one

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The provisions of the aforementioned rule are not applicable to VRA Partners, LLC as the Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to, customers. VRA Partners, LLC is therefore exempt under the provisions of Rule 15c3-3(k)(2)(i).

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To The Managers and Members of
VRA Partners, LLC

In planning and performing our audit of the financial statements of VRA Partners, LLC (the Company), for the year ended May 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed above.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2013, to meet the SEC's objectives.

This report is intended solely for the use of the Company, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon P.C.

Certified Public Accountants

July 2, 2013

WINDHAM·BRANNON

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To The Managers and Members of
VRA Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended May 31, 2013, which were agreed to by VRA Partners, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 (attached) with respective cash disbursement records noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended May 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended May 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. There were no adjustments reported in Form SIPC-7; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

3630 Peachtree Road NE, Suite 600, Atlanta, GA 30326 404.898.2000 | windhambrannon.com

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon P.C.

Certified Public Accountants

July 2, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended May 31, 2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-067489 FINRA MAY 5/18/2007
VRA PARTNERS LLC
3630 PEACHTREE ROAD STE 1000
ATLANTA, GA 30326

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment (item 2e from page 2) $ 20,747

B. Less payment made with SIPC-6 filed (exclude interest) (14,408)
12-11-12
Date Paid

C. Less prior overpayment applied (–)

D. Assessment balance due or (overpayment) –

E. Interest computed on late payment (see instruction E) for______days at 20% per annum –

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,339

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6,339

H. Overpayment carried forward $(–)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

VRA Partners, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Managing Director, CFO
(Title)

Dated the 10th day of July, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning June 1, 2012 and ending May 31, 2013

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 8,298,738

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. —

(2) Net loss from principal transactions in securities in trading accounts. —

(3) Net loss from principal transactions in commodities in trading accounts. —

(4) Interest and dividend expense deducted in determining item 2a. —

(5) Net loss from management of or participation in the underwriting or distribution of securities. —

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. —

(7) Net loss from securities in investment accounts. —

Total additions —

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. —

(2) Revenues from commodity transactions. —

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. —

(4) Reimbursements for postage in connection with proxy solicitation. —

(5) Net gain from securities in investment accounts. —

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. —

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). —

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —

Enter the greater of line (i) or (ii) —

Total deductions —

2d. SIPC Net Operating Revenues $ 8,298,738

2e. General Assessment @ .0025 $ 20,747

(to page 1, line 2.A.)

ATLANTIC CAPITAL BANK
ATLANTA, GA 30305

4064
64-2102/0611

VRA PARTNERS, LLC
3630 PEACHTREE RD NE STE 1000
ATLANTA, GA 30326

07/10/2013

PAY TO THE ORDER OF Securities Investor Protection Corporation $ **6,339.00

Six thousand three hundred thirty-nine and 00/100** DOLLARS

Securities Investor Protection Corporation
P.O. Box 92185
Washington, DC 20090-2185

MEMO SIPC - 7 filing June 1, 2012 - May 31, 2013

AUTHORIZED SIGNATURE

⑈004064⑈ ⑆061121025⑆ 1500068216⑈

VRA PARTNERS, LLC 4064

07/10/2013 **Securities Investor Protection Corporation**

SIPC - 7 filing June 1, 2012 - May 31, 2013 6,339.00

Atlantic Capital Bank SIPC - 7 filing June 1, 2012 - May 31, 2013 6,339.00

VRA PARTNERS, LLC 4064

07/10/2013 **Securities Investor Protection Corporation**

SIPC - 7 filing June 1, 2012 - May 31, 2013 6,339.00

Atlantic Capital Bank SIPC - 7 filing June 1, 2012 - May 31, 2013 6,339.00